EXHIBIT 3.1

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PHENOMIX CORPORATION

Phenomix Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on July 30, 2001.

2. The Fifth Amended and Restated Certificate of Incorporation in the form attached hereto as Exhibit A has been duly adopted in accordance with the provisions of Sections 245, 242 and 228 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation, and prompt written notice will be duly given pursuant to Section 228 to those stockholders who did not approve the Fifth Amended and Restated Certificate of Incorporation by written consent.

3. The Fifth Amended and Restated Certificate of Incorporation so adopted reads in full as set forth in Exhibit A attached hereto and is hereby incorporated herein by this reference.

IN WITNESS WHEREOF, Phenomix Corporation has caused this Certificate to be signed by the Chief Executive Officer and President this 28th day of February, 2007.

PHENOMIX CORPORATION

By:	/s/ Laura K. Shawver
Laura K. Shawver, Ph.D., Chief Executive Officer and President

EXHIBIT A

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PHENOMIX CORPORATION

FIRST

The name of the corporation is Phenomix Corporation (the “Corporation”).

SECOND

The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, DE 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Corporation.

THIRD

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Sixty-Two Million Three Hundred Ninety Three Thousand Three Hundred Seventy-Eight (62,393,378) shares, comprised of Thirty-Four Million (34,000,000) shares of Common Stock with a par value of $0.001 per share (the “Common Stock”) and Twenty-Eight Million Three Hundred Ninety-Three Thousand Three Hundred Seventy Eight (28,393,378) shares of Preferred Stock with a par value of $0.001 per share (the “Preferred Stock”). Two Hundred Seventy-Three Thousand Three Hundred Forty-Nine (273,349) of the shares of Preferred Stock are designated “Series A4 Preferred Stock” (the “Series A4 Preferred”), Two Million Six Hundred Sixty-Nine Thousand Twenty-Two (2,669,022) of the shares of Preferred Stock are designated “Series A5 Preferred Stock” (the “Series A5 Preferred”), Eleven Million Five Hundred Sixty-Eight Thousand Seven Hundred Ninety-Five (11,568,795) of the shares of Preferred Stock are designated “Series B Preferred Stock” (the “Series B Preferred”) and Thirteen Million Eight Hundred Eighty Two Thousand Two Hundred Twelve (13,882,212) of the shares of Preferred Stock are designated “Series C Preferred Stock (the “Series C Preferred”). The Series A4 Preferred and Series A5 Preferred are sometimes referred to herein collectively as the “Series A Preferred.”

FIFTH

Effective upon the filing of this Fifth Amended and Restated Certificate of Incorporation (the “Restated Certificate”) with the Secretary of State of the State of Delaware, the relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes of the shares or the holders thereof are as set forth below.

A.	Dividend Preference.

(1) The holders of Series C Preferred and the holders of Series B Preferred shall be entitled to receive, on a pari passu basis, out of funds legally available therefor, dividends at an annual rate equal to eight percent (8%) of the Original Series C Issue Price (as defined below) or the Original Series B Issue Price (as defined below), as applicable (each as adjusted for combinations, consolidations, subdivisions or stock splits with respect to such shares), for each outstanding share of Series C Preferred and Series B Preferred held, payable when and if declared by the Board of Directors, in preference and priority to the payment of dividends on any shares of Series A Preferred and Common Stock (other than those payable solely in Common Stock or involving the repurchase of shares of Common Stock from terminated employees, officers, directors or consultants pursuant to agreements, whether now existing or hereafter entered into, providing for the right of said repurchase). In the event dividends are paid to the holders of Series C Preferred and Series B Preferred that are less than the full amounts to which such holders are entitled pursuant to this Section A(1), such holders shall share ratably in the total amount of dividends paid according to the respective amounts due each such holder if such dividends were paid in full.

(2) Subject to the prior dividend rights of the Series C Preferred and Series B Preferred set forth above, the holders of Series A5 Preferred shall be entitled to receive, out of funds legally available therefor, dividends at an annual rate equal to eight percent (8%) of $3.50 (as adjusted for combinations, consolidations, subdivisions or stock splits with respect to such shares) for each outstanding share of Series A5 Preferred held, payable when and if declared by the Board of Directors, in preference and priority to the payment of dividends on any shares of Series A4 Preferred and Common Stock (other than those payable solely in Common Stock or involving the repurchase of shares of Common Stock from terminated employees, officers, directors, or consultants pursuant to agreements, whether now existing or hereafter entered into, providing for the right of said repurchase). In the event dividends are paid to the holders of Series A5 Preferred that are less than the full amounts to which such holders are entitled pursuant to this Section A(2), such holders shall share ratably in the total amount of dividends paid according to the respective amounts due each such holder if such dividends were paid in full.

(3) After payment of dividends to the holders of Series C Preferred, Series B Preferred and Series A5 Preferred as provided above, any additional dividends shall be distributed among the holders of Series C Preferred, Series B Preferred and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Series C Preferred and Series B Preferred into Common Stock).

(4) The dividends payable to the holders of the Series C Preferred, Series B Preferred and Series A5 Preferred shall not be cumulative, and no right shall accrue to the holders of the Series C Preferred, the Series B Preferred or the Series A5 Preferred by reason of the fact that dividends on the Series C Preferred, the Series B Preferred or the Series A5 Preferred, respectively, are not declared or paid in any previous fiscal year of the Corporation, whether or not the earnings of the Corporation in that previous fiscal year were sufficient to pay such dividends in whole or in part. In the event that the Corporation shall have declared but unpaid dividends outstanding immediately prior to, and in the event of, a conversion of Preferred Stock (as provided in Section D hereof), the Corporation shall, at the option of the Corporation, pay in cash to the holder(s) of Preferred Stock subject to conversion the full amount of any such dividends or allow such dividends to be converted into Common Stock in accordance with, and pursuant to the terms specified in, Section D hereof.

B.	Liquidation Preference.

(1) In the event of (a) any liquidation, dissolution, or winding up of the Corporation, whether voluntary or not; (b) the sale, lease, assignment, transfer, exclusive license, conveyance or disposal of all or substantially all of the assets of the Corporation or of any successor corporation’s property and assets to any other corporation or corporations; or (c) the consolidation or merger of the Corporation with another corporation (but excluding any such transaction effected primarily for the purpose of changing the domicile of the Corporation), unless the Corporation’s stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least a majority of the voting power of the surviving or acquiring entity (provided that the sale by the Corporation of its securities primarily for the purposes of raising additional funds shall not constitute a Liquidation Event hereunder) (each a “Liquidation Event”), distributions to the stockholders of the Corporation shall be made in the following manner:

(a) Each holder of Series C Preferred and each holder of Series B Preferred shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Series A Preferred and the holders of Common Stock, by reason of their ownership of such stock, the amount of (i) $4.16 (the “Original Series C Issue Price”) and $3.50 (the “Original Series B Issue Price”), respectively, per share (as adjusted for combinations, consolidations, subdivisions, or stock splits with respect to such shares) for each share of Series C Preferred and each share of Series B Preferred then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series C Preferred and Series B Preferred. If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of the Series C Preferred and the holders of the Series B Preferred shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution to such holders shall be distributed ratably based on the total preferential amount due each such holder under this Section B(1)(a).

(b) After payment has been made to the holders of Series C Preferred and Series B Preferred of the full amounts to which they are entitled pursuant to Section B(1)(a) above, each holder of Series A4 Preferred shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Series A5 Preferred and the holders of Common Stock, by reason of their ownership of such stock, the amount of (i) $88.71 (the “Original Series A4 Liquidation Amount”) per share (as adjusted for combinations, consolidations, subdivisions, or stock splits with respect to such shares) for each share of Series A4 Preferred then held by such holder. If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of the Series A4 Preferred shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire remaining assets and funds of the Corporation legally available for distribution to the holders of Series A4 Preferred shall be distributed ratably based on the total preferential amount due each such holder under this Section B(1)(b).

(c) After payment has been made to the holders of Series C Preferred, Series B Preferred and Series A4 Preferred of the full amounts to which they are entitled pursuant to Sections B(1)(a) and B(1)(b) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed ratably among the holders of Common Stock, Series C Preferred (assuming conversion of all shares of Series C Preferred into Common Stock) and Series B Preferred (assuming conversion of all shares of Series B Preferred into Common Stock).

(d) Each holder of Preferred Stock shall be deemed to have consented to distributions made by the Corporation in connection with the repurchase of shares of Common Stock issued to or held by officers, directors, or employees of, or consultants to, the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements (whether now existing or hereafter entered into) providing for the right of said repurchase between the Corporation and such persons.

(2) The value of securities and property paid or distributed pursuant to this Section B shall be computed at the fair market value at the time of payment to the Corporation or at the time the Board of Directors makes the determination to make them available to stockholders, all as determined by the Board of Directors in the good faith exercise of its reasonable business judgment; provided that (i) if such securities are listed on any established stock exchange or a national market system, their fair market value shall be the closing sale price for such securities as quoted on such system or exchange (or the largest such exchange) for the date the value is to be determined (or if there are no sales for such date, then for the last preceding business day on which there were sales), as reported in The Wall Street Journal or similar publication and (ii) if such securities are regularly quoted by a recognized securities dealer but selling prices are not reported, their fair market value shall be the mean between the high bid and low asked prices for such securities on the date the value is to be determined (or if there are no quoted prices for such date, then for the last preceding business day on which there were quoted prices).

(3) Nothing set forth above shall affect in any way the right of each holder of Preferred Stock to convert such shares at any time and from time to time into Common Stock in accordance with Section D hereof.

C.	Voting Rights.

(1) Except as otherwise required by law or hereunder, the holder of each share of Preferred Stock shall be entitled to the number of votes equal to the number of shares of

Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of stockholders, such votes, unless otherwise specified herein or provided by law, to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock and Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with applicable law and the Bylaws of the Corporation.

(2) Notwithstanding the provisions of Section C(1), at each annual or special meeting called for the purpose of electing directors, (a) the holders of the Series C Preferred, voting as a separate class, shall be entitled to elect one (1) member of the Board of Directors (the “Series C Director”); (b) the holders of the Series B Preferred, voting as a separate class, shall be entitled to elect two (2) members of the Board of Directors (the “Series B Directors”); (c) the holders of the Series A4 Preferred and Series A5 Preferred, voting together as a single class, shall be entitled to elect: (i) prior to the date six months after the Original Issue Date (as defined below), two (2) members of the Board of Directors and (ii) from and after the date six months after the Original Issue Date, one (1) member of the Board of Directors (such director(s) specified in clauses (i) and (ii), the “Series A Directors”, collectively with the Series C Director and the Series B Directors the “Preferred Directors”); (d) the holders of the Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Board of Directors and (e) any remaining directors shall be elected by the holders of Preferred Stock and the holders of Common Stock voting together as a single class on an as-converted to Common Stock basis. The provisions of this Section C(2) shall expire and be of no further force or effect upon conversion of all outstanding shares of Preferred Stock into Common Stock pursuant to the provisions of Section D hereof. In the case of any vacancy in the office of a director elected by a specified group of stockholders, the remaining directors elected by such group of stockholders may fill such vacancy by a vote of the majority thereof (or if there is no such director remaining, by a vote of the majority of the shares of such specified group). Any director who shall have been elected by a specified group of stockholders may be removed during the aforesaid term of office, either for or without cause, by, and only by, the affirmative vote of the holders of a majority of the shares of such specified group, given at a special meeting of such stockholders duly called or by an action by written consent for that purpose.

D.	Conversion Rights.

The holders of Preferred Stock shall have conversion rights as follows:

(1) Right to Convert.

(a) Each share of Series A4 Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such Series A4 Preferred. The Series A5 Preferred shall not be independently convertible at the option of the holder thereof, but shall automatically convert in connection with any conversion of Series A4 Preferred pursuant to this Section D(1)(a) of this Article Fifth in the same proportion as the Series A4 Preferred being converted by a holder of Series A4 Preferred pursuant to this Section D(1)(a) of this Article Fifth. By way of example and for the avoidance of doubt, if a stockholder holds 50 shares of Series A4 Preferred and 200 shares of Series A5 Preferred and elects to convert 20 shares of Series A4 Preferred pursuant to this Section D(1)(a) of this Article Fifth, 80 shares of Series A5 Preferred held by such holder would also be automatically converted at such time pursuant to this Section D(1)(a) of this Article Fifth. Each share of Series A4 Preferred and Series A5 Preferred shall be convertible into such number of fully-paid and non-assessable shares of Common Stock as is determined by dividing $3.50 for each share of Series A4 Preferred (the “Original Series A4 Conversion Price”) and $3.50 for each share of Series A5 Preferred (the “Original Series A5 Conversion Price”) (in each case, as adjusted for combinations, consolidations, subdivisions, or stock splits with respect to such shares) by the then applicable Conversion Price for such Series A4 Preferred or Series A5 Preferred, as applicable, determined as hereinafter provided, in effect at the time of conversion. The price at which shares of Common Stock shall be deliverable upon conversion of the Series A4 Preferred (the “Series A4 Conversion Price”) shall initially be the Original Series A4 Conversion Price. The price at which shares of Common Stock shall be deliverable upon conversion of the Series A5 Preferred (the “Series A5 Conversion Price”) shall initially be the Original Series A5 Conversion Price. The initial Series A4 Conversion Price and initial Series A5 Conversion Price shall each be subject to adjustment as provided in Section D(4) of this Article Fifth.

(b) Each share of Series B Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such Series B Preferred. Each share of Series B Preferred shall be convertible into such number of fully-paid and non-assessable shares of Common Stock as is determined by dividing the Original Series B Issue Price (as adjusted for combinations, consolidations, subdivisions, or stock splits with respect to such shares) by the then applicable Conversion Price for such Series B Preferred, determined as hereinafter provided, in effect at the time of conversion. The price at which shares of Common Stock shall be deliverable upon conversion of the Series B Preferred (the “Series B Conversion Price”) shall initially be the Original Series B Issue Price. The initial Series B Conversion Price shall be subject to adjustment as provided in Section D(4) of this Article Fifth.

(c) Each share of Series C Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such Series C Preferred. Each share of Series C Preferred shall be convertible into such number of fully-paid and non-assessable shares of Common Stock as is determined by dividing the Original Series C Issue Price (as adjusted for combinations, consolidations, subdivisions, or stock splits with respect to such shares) by the then applicable Conversion Price for such Series C Preferred, determined as hereinafter provided, in effect at the time of conversion. The price at which shares of Common Stock shall be deliverable upon conversion of the Series C Preferred (the “Series C Conversion Price”) shall initially be the

Original Series C Issue Price. The initial Series C Conversion Price shall be subject to adjustment as provided in Section D(4) of this Article Fifth

(2) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Common Stock at the then effective Conversion Price for such Preferred Stock upon the earlier of: (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of Common Stock for the account of the Corporation to the public with aggregate proceeds to the Corporation in excess of $50,000,000 (before deduction for underwriters commissions and expenses) in which the valuation of the Corporation immediately prior to the closing of such offering is at least $200 million (a “Qualified IPO”); or (ii) the affirmative vote or written consent of at least seventy percent (70%) of the outstanding shares of the Series C Preferred and the Series B Preferred, voting together as a single class on an as-converted to Common Stock basis (each such event described in clauses (i) and (ii) above is an “Automatic Conversion”). In the event of an Automatic Conversion of the Preferred Stock upon a Qualified IPO as aforesaid, the person(s) entitled to receive the Common Stock issuable upon such conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of the Qualified IPO.

(3) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then effective Series A4 Conversion Price, Series A5 Conversion Price, Series B Conversion Price or Series C Conversion Price, as applicable. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock and to receive certificates therefor, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock, and shall give written notice to the Corporation at such office that he or she elects to convert the same; provided, however, that in the event of an Automatic Conversion pursuant to Section D(2), the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; and provided further that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, or in the case of an Automatic Conversion, on the date of closing of the Qualified IPO or the date of the affirmative vote or written consent, as applicable, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(4) Adjustments to Conversion Price.

(a) Adjustments for Dividends, Splits, Subdivisions, Combinations, or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be increased by stock dividend payable in Common Stock, stock split, subdivision, or other similar transaction occurring after the filing of this Restated Certificate into a greater number of shares of Common Stock, the Series A4 Conversion Price, Series A5 Conversion Price, Series B Conversion Price and Series C Conversion Price then in effect shall, concurrently with the effectiveness of such event, be decreased in proportion to the percentage increase in the outstanding number of shares of Common Stock. In the event the outstanding shares of Common Stock shall be decreased by reverse stock split, combination, consolidation, or other similar transaction occurring after the filing of this Restated Certificate into a lesser number of shares of Common Stock, the Series A4 Conversion Price, Series A5 Conversion Price, Series B Conversion Price and Series C Conversion Price then in effect shall, concurrently with the effectiveness of such event, be increased in proportion to the percentage decrease in the outstanding number of shares of Common Stock.

(b) Adjustments for Other Distributions. In the event the Corporation at any time or from time to time makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, any distribution payable in securities of the Corporation other than shares of Common Stock and other than as otherwise adjusted in this Section D, then and in each such event provision shall be made so that the holders of Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Corporation which they would have received had their Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section D with respect to the rights of the holders of the Preferred Stock.

(c) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares provided for above), the Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of such Preferred Stock immediately before that change.

(d) Adjustments on Issuance of Additional Stock. If at any time or from time to time after the date on which any shares of Series C Preferred are first issued (the “Original Issue Date”), the Corporation shall issue “Additional Stock” (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Series A4 Preferred, the Series A5 Preferred, the Series B Preferred and/or the Series C Preferred in effect on the date and immediately prior to such issue, then and in such event, the Conversion Price of the Series A4 Preferred, Series A5 Preferred, Series B Preferred and Series C Preferred, each as applicable, shall be reduced concurrently with such issue, to a price (calculated to three decimal places) determined by multiplying such Conversion Price by a fraction (y) the numerator of which shall be the number of shares of Common Stock outstanding (as defined below) immediately prior to such issue plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of shares of Additional Stock so issued (or deemed to be issued) would purchase at such Conversion Price; and (z) the denominator of which shall be the number of shares of Common Stock outstanding (as defined below) immediately prior to such issue plus the number of shares of Additional Stock so issued. For purposes of this Section D(4)(d), the number of shares of Common Stock deemed to be outstanding as of immediately prior to any issuance of Additional Stock shall be the sum of (A) the number of shares of Common Stock then outstanding, (B) the number of shares of Common Stock into which the then-outstanding shares of Preferred Stock could be converted and (C) the number of shares of Common Stock which could be obtained through the exercise or conversion of all other rights, options, warrants and convertible securities then outstanding.

(1) For purposes of this subsection (d), “Additional Stock” shall mean all Common Stock issued (or deemed to be issued pursuant to Section D(4)(d)(3)) by the Corporation after the Original Issue Date other than (a) upon conversion of the Preferred Stock; (b) warrants to purchase shares of Series C Preferred issued pursuant to the terms as described in that certain Series C Preferred Stock Purchase Agreement dated on or about February 28, 2007, as the same may be amended or supplemented from time to time (the “Purchase Agreement”); (c) shares issued to the Corporation’s officers, directors, employees, consultants, and advisors pursuant to stock option or employee incentive plans, agreements or arrangements as designated and approved by the Board of Directors; (d) as a dividend or distribution with respect to the Preferred Stock; (e) in connection with equipment leasing, real estate, bank financing or similar transactions approved by the Board of Directors; (f) to the public in a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act; (g) pursuant to the acquisition by the Corporation of another corporation or entity by consolidation, corporate reorganizations, or merger, or purchase of all or substantially all of the assets of such corporation or entity as approved unanimously by the Board of Directors; and (h) as described in paragraphs (a), (b), and (c) of this Section D(4).

(2) For the purpose of making any adjustment in the Series A4 Conversion Price, Series A5 Conversion Price, Series B Conversion Price or Series C Conversion Price as provided above, the consideration received by the Corporation for any issue or sale of Common Stock will be computed:

(a) to the extent it consists of cash, as the amount of cash received by the Corporation before deduction of any offering expenses payable by the Corporation and any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale;

(b) to the extent it consists of property other than cash, at the fair market value of that property as determined in good faith by the Board of Directors; and

(c) if Common Stock is issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Common Stock.

If the Corporation is deemed to issue Additional Stock pursuant to Section D(4)(d)(3), then, in each case, the price per share of Common Stock issuable on the exercise of the rights or options or the conversion of the securities will be determined by dividing the total amount, if any, received or receivable by the Corporation as consideration for the granting of the rights or options or the issue or sale of the convertible securities, plus the minimum aggregate amount of additional consideration payable to the Corporation on exercise or conversion of the securities, by the maximum number of shares of Common Stock issuable on the exercise or conversion.

(3) Deemed Issue of Additional Stock. In the event the Corporation at any time or from time to time after the Original Issue Date shall issue any options, convertible securities or other rights to acquire Common Stock or shall fix a record date for the determination of holders of any class of securities entitled to receive any such options, convertible securities or rights, then for purposes of adjusting the Conversion Price pursuant to this Section D(4)(d), the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such options or rights or, in the case of convertible securities, the conversion or exchange of such convertible securities or, in the case of options or rights for convertible securities, the exercise of such options or rights and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date; provided that in any such case in which shares are deemed to be issued:

(a) No further adjustment of the Conversion Price will be made as a result of the actual issuance of shares of Common Stock on the exercise of any such rights or options or the conversion of any such convertible securities; and

(b) Upon the redemption or repurchase of any such securities or the expiration or termination of the right to convert into, exchange for, or exercise with respect to, Common Stock, the Conversion Price of any series of Preferred Stock in any way affected by or computed using such shares of Common Stock will be readjusted to such price as would have been obtained had the adjustment made upon their issuance been made upon the basis of the issuance of only the number of such securities as were actually converted into, exchanged for, or exercised with respect to, Common Stock. If the purchase price or conversion or exchange rate provided for in any such security changes at any time, then, upon such change becoming effective, the Series A4 Conversion Price, Series A5 Conversion Price, Series B Conversion Price and/or Series C Conversion Price then in effect will be readjusted forthwith to such price as would have been obtained had the adjustment made upon the issuance of such securities been made upon the basis of (1) the issuance of only the number of shares of Common Stock theretofore actually delivered upon the conversion, exchange or exercise of such securities, and the total consideration received therefor and (2) the granting or issuance, at the time of such change, of any such securities then still outstanding for the consideration, if any, received by the Corporation therefor and to be received on the basis of such changed price or rate.

(5) Pay to Play.

(a) At any time following the Original Issue Date, if (1) any holder of shares of Series A Preferred, Series B Preferred or Series C Preferred is a Rights Holder (as defined in that certain Amended and Restated Investor Rights Agreement dated on or about February 28, 2007, as the same may be amended or supplemented from time to time (the “Rights Agreement”), to be entered into in connection with the transactions contemplated by the Purchase Agreement) entitled to exercise the right of first refusal as set forth in Section 5 of the Rights Agreement (the “Right of First Refusal”) with respect to an equity financing of the Corporation (an “Equity Financing”), (2) the Corporation has complied with its obligations under the Rights Agreement with respect to the Right of First Refusal and (3) such holder does not by exercise of such holder’s Right of First Refusal purchase at least fifty percent (50%) of its Pro Rata Share (as defined in the Rights Agreement) of securities offered in such Equity Financing, then, effective immediately prior to, and conditioned upon, the consummation of such Equity Financing, all of such holder’s shares of Series A Preferred, Series B Preferred and Series C Preferred shall automatically and without any further action on the part of such holder be converted into that number of fully-paid and non-assessable shares of Common Stock as is determined in accordance with the Conversion Price for such series in effect on the date and immediately prior to the closing of the Equity Financing, whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent. Such shares of Common Stock shall have the rights and restrictions as set forth in this Restated Certificate, as amended from time to time, and any such shares of Common Stock shall not be entitled to any antidilution adjustments pursuant to Section D(4)(d) above, with respect to such Equity Financing and any future financing; provided, however, that no such conversion shall occur in connection with a particular Equity Financing if either (i) the holders of at least seventy percent (70%) of the outstanding shares of Series A Preferred, Series B Preferred and Series C Preferred, voting together as a single class on an as-converted to Common Stock basis, elect by written consent to exclude such Equity Financing from the provisions of this Section D(5)(a) or (ii) the Board of Directors including at least a majority of the Preferred Directors makes a determination to exclude such Equity Financing from the provisions of this Section D(5)(a).

(b) If any Investor (as defined in the Purchase Agreement) fails to purchase the number of shares of Series C Preferred set forth opposite such Investor’s name on Exhibit A to the Purchase Agreement at the Second Tranche Closing (as defined in the Purchase Agreement), then, effective immediately prior to, and conditioned upon, the consummation of such Second Tranche Closing, all of such Investor’s shares of Series A Preferred, Series B Preferred and Series C Preferred shall automatically and without any further action on the part of such Investor be converted into that number of fully-paid and non-assessable shares of Common Stock as is determined in accordance with the Conversion Price for such series in effect on the date and immediately prior to the Second Tranche Closing, whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent. Such shares of Common Stock shall have the rights and restrictions as set forth in this Restated Certificate, as amended from time to time, and any such shares of Common Stock shall not be entitled to any antidilution adjustments pursuant to Section D(4)(d) above, with respect to any future financing.

(c) Upon conversion pursuant to Sections D(5)(a) or D(5)(b) above, the shares of Series A Preferred, Series B Preferred and/or Series C Preferred so converted shall be canceled and not be subject to reissuance. The holder of any shares of Series A Preferred, Series B Preferred and/or Series C Preferred converted pursuant to Sections D(5)(a) or D(5)(b) above shall surrender the certificate or certificates for the shares to be converted, duly endorsed, at the office of the Corporation or any transfer agent for the Series A Preferred, the Series B Preferred and/or the Series C Preferred, as applicable. As promptly as practicable thereafter, the Corporation shall issue and deliver to such holder, at an address designated by such holder, a certificate or certificates for the full number of shares of Common Stock, and such holder shall be deemed to have become a stockholder of record of such Common Stock on the date of consummation of the relevant Equity Financing.

(6) No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section D and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Preferred Stock against impairment.

(7) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A4 Conversion Price, Series A5 Conversion Price, Series B Conversion Price and/or Series C Conversion Price pursuant to this Section D, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (a) such adjustments and readjustments, (b) the applicable Conversion Price for such Preferred Stock at the time in effect and (c) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such series of Preferred Stock.

(8) Notices of Record Date. In the event that this Corporation shall propose at any time:

(a) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock, or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(b) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights;

(c) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(d) to merge or consolidate with or into any other corporation, or sell, lease, or convey all or substantially all its property or business, or to liquidate, dissolve, or wind up; then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock:

(1) at least 20 days’ prior written notice of the date on which a record shall be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote in respect of the matters referred to in (c) and (d) above; and

(2) in the case of the matters referred to in (c) and (d) above, at least 20 days’ prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event or the record date for the determination of such holders if such record date is earlier).

Each such written notice shall be delivered personally or given by first class mail, postage prepaid, addressed to the holders of the Preferred Stock at the address for each such holder as shown on the books of this Corporation.

(9) Issue Taxes. The Corporation shall pay any and all issue and other taxes (other than income taxes) that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(10) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to its Certificate of Incorporation.

(11) Status of Converted Stock. In the event any shares of any series of Preferred Stock are converted pursuant to Section D, the Corporation shall never again issue the shares so converted and all such shares so converted shall, upon such conversion, cease to be a part of the Corporation’s authorized stock. The Corporation’s Certificate of Incorporation shall be appropriately amended to effect the corresponding reduction in the Corporation’s authorized stock.

E.	Redemption.

The Preferred Stock shall not be redeemable.

F.	Covenants.

(1) In addition to any other rights provided by law, for so long as at least thirty five percent (35%), in the aggregate, of the shares of Preferred Stock issued and outstanding as of the date of filing of this Amended and Restated Certificate of Incorporation and issued in the Initial Closing (as defined in the Purchase Agreement) are outstanding, this Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of at least sixty-six percent (66%) of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis:

(a) alter or change the rights, preferences, or privileges of the Preferred Stock;

(b) amend or repeal any provision of, or add any provision to, the Corporation’s Certificate of Incorporation (by reclassification, merger or otherwise) or Bylaws if such action would alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Preferred Stock;

(c) authorize, create, incur any obligation to issue or issue (in each case, whether by amendment of this Restated Certificate, reclassification, merger or otherwise), any shares of any class or series of stock or other security having any rights, preferences or privileges senior to or on a parity with the Preferred Stock;

(d) apply any of its assets to the redemption, retirement, purchase or acquisition, directly or indirectly, through subsidiaries (as defined in Section 424(f) of the Internal Revenue Code of 1986, as amended) or otherwise, of any shares of any class or series of Common Stock, except from employees, advisors, officers, directors and consultants of, and persons performing services for, this Corporation or its subsidiaries at a price per share not to exceed the original cost of such shares and on terms approved by the Board of Directors upon termination of employment or association;

(e) results in any merger involving the Corporation, any other corporate reorganization or spin off, any sale of control or any transaction in which all or a substantial portion of the assets of the Corporation are sold, partnered or spun off;

(f) results in the liquidation, recapitalization or reorganization of the Corporation;

(g) increase or decrease the authorized number of shares of Common Stock or Preferred Stock, or the number of shares reserved for issuance under the Corporation’s stock option plan;

(h) increase or decrease the authorized size of the Board of Directors;

(i) pay or declare any dividends or other distributions on the Common Stock or Preferred Stock, other than a dividend payable solely in shares of Common Stock;

(j) acquire any other business entity or all or substantially all of the assets of any other business entity, whether by merger, consolidation or asset purchase; or

(k) incur indebtedness for borrowed money (including operating and capital leases) in excess of $100,000 in the aggregate, other than indebtedness outstanding, or incurred pursuant to debt facilities outstanding, as of the date of filing of this Restated Certificate or indebtedness approved by the Board of Directors including at least a majority of the Preferred Directors.

(2) In addition to any other rights provided by law or pursuant to Section F(1) above, for so long as any shares of Series C Preferred are outstanding, this Corporation shall not:

(a) without first obtaining the affirmative vote or written consent of the holders of at least sixty six percent (66%) of the outstanding shares of Series C Preferred, voting as a separate class, create (by reclassification, merger or otherwise), issue or sell any class or series of capital stock that ranks senior to, or on a pari passu basis with, the Series C Preferred as to payment of dividends, distribution of assets upon a Liquidation Event or redemption rights; or

(b) without first obtaining the affirmative vote or written consent of the holders of at least seventy five percent (75%) of the outstanding shares of Series C Preferred, voting as a separate class, take any action, or fail to take any action, that would have the effect of altering, changing, amending, terminating or otherwise affecting the preferences, privileges, obligations or rights of the Series C Preferred in a manner that is materially adverse to the holders of Series C Preferred, including, without limitation, by merger, recapitalization or otherwise.

G.	Common Stock.

(1) Residual Rights. All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein shall be vested in the Common Stock.

(2) Redemption. The Common Stock shall not be redeemable.

(3) Voting Rights. Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Subject to compliance with applicable protective and conversion rights privileges that have been granted to outstanding series of Preferred Stock in this Restated Certificate, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

SIXTH

The Corporation is to have perpetual existence.

SEVENTH

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware:

A. Subject to compliance with applicable protective, conversion and voting rights privileges that have been granted to outstanding series of Preferred Stock in this Restated Certificate, the Board of Directors is expressly authorized:

(1) To make, alter or repeal the Bylaws of the Corporation.

(2) To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

(3) To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

(4) When and as authorized by the stockholders in accordance with statute and the provisions hereof, to sell, lease or exchange all or substantially all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property including shares of stock in, and/or other securities of, any other corporation or corporations, as the Board of Directors shall deem expedient and for the best interests of the Corporation.

B. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

C. The books of the Corporation may be kept at such place within or without the State of Delaware as the Bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors.

EIGHT

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on this corporation.

NINTH

To the fullest extent authorized by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended hereafter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

TENTH

Subject to compliance with applicable protective, conversion and voting rights privileges that have been granted to outstanding series of Preferred Stock in this Restated Certificate, the Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.